[Vanguard Ship Logo]


                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com


August 13, 2007


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission via electronic filing 100 F Street, N.E. Washington, DC 20549

RE:      Vanguard World Funds


Dear Mr. Sandoe,

         The following follows our discussion of August 9, 2007 regarding your comments on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 103 that was filed on June 25, 2007. All comments pertain to Vanguard Extended Duration Treasury Index Fund.


Comment 1:        Prospectus - Primary Investment Strategies
--------------------------------------------------------------------------------
Comment:          The fund has a stated policy of investing at least 80% of its assets in the securities held by its target index. This disclosure is consistent with Investment Company Act Rule
                  35d-1; accordingly, no modification is required. However, normally an index fund would be invested above 80% in the securities held in the index. Is this the case with the fund?

Response:         Yes. The fund will typically invest well over 80% of its
                  assets in the securities of the index it tracks. However, we prefer to keep the existing disclosure as it is consistent with that of our existing bond index funds.

Comment 2:        Prospectus - Primary Investment Strategies
--------------------------------------------------------------------------------
Comment:          The word "duration" appears in the fund name, but the duration is not disclosed in the prospectus. Consider identifying the fund's duration, and explain why the target index is an extended duration index.

Response:         We will incorporate the fund's duration into the primary
                  investment strategies in response to the comment. We also plan to add a definition of "duration" to the glossary at the back of the prospectus. We consider the target index to be an extended duration index because since we are investing in zero coupon bonds, the average maturity and duration will be approximately the same, and we consider 20-30 years to constitute extended duration.




Comment 3:        Prospectus - Market Exposure
--------------------------------------------------------------------------------
Comment:          Consider whether original issue discount ("OID") constitutes a primary risk of the fund and, if so, include disclosure in response to Item 2.

Response:         We do not consider OID to constitute a primary risk. The risks that would result in the event that OID caused the fund to sell securities are similar to the risks posed when any fund is required to sell securities to meet redemptions or for other reasons, and are already disclosed in the fund's Item 2 disclosure.

Comment 4:        Prospectus - Fee Table
--------------------------------------------------------------------------------
Comment:          Are the costs of acquiring ETF shares required to be disclosed in the fund's fee table?

Response:         No. In the SEC's fund of funds release, the Commission permits funds to omit the new separate line item if the aggregate expenses attributable to acquired funds do not exceed 0.01% of average net assets of the acquiring fund. This is the case with respect to the fund's investment in ETFs and/or CMT funds. Accordingly, the separate line item is omitted from the
                  Item 2 fee table for the fund.

Comment 5:        Prospectus - Frequent Trading or Market Timing
--------------------------------------------------------------------------------
Comment:          The fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent
                  Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that the fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.



Comment 6:        Prospectus - Frequent Trading or Market Timing
--------------------------------------------------------------------------------
Comment:          The prospectus indicates that short-term bond funds
                  accommodate frequent trading. Please confirm if this disclosure is appropriate.

Response:         The frequent trading policy does not apply to short-term bond funds. The number of exchanges into and out of a short-term bond fund is not limited. Accordingly, we do not plan to amend the disclosure.

Comment 7:        Prospectus - Plain Talk about the Fund's Portfolio Managers
-----------------------------------------------------------------------------
Comment: Please clarify the role played by the various portfolio managers.

Response:         We have confirmed that the existing disclosure whereby
                  portfolio managers are referred to as "co-managers" is an accurate description of their roles. The portfolio managers are truly equals and work together in managing Fund assets, sharing in the determination of strategies and risk exposures, and placing trades on behalf of the respective advisory firms' portions of the Fund's assets. Neither PM reports to or presides over the other, nor are there limitations placed on the roles or responsibilities of the portfolio managers. In all cases, the advisory firms have represented that the current PM disclosure accurately describes the roles played by the portfolio managers in their management of fund assets.
                  Furthermore, we believe that our existing disclosure satisfies the requirements of Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.

Comment 8:        Prospectus - Plain Talk about the Fund's Portfolio Managers
--------------------------------------------------------------------------------
Comment:          Please clarify that Kenneth Volpert has managed funds for
                  Vanguard for 5 years or more.

Response:         We will clarify in Mr. Volpert's bio that he has managed funds at Vanguard since 1992

Comment 9:        Prospectus - Back Cover
--------------------------------------------------------------------------------
Comment:          Clarify that the shareholder reports and the SAI are available at no charge at Vanguard's website.

Response:         We will add the requested clarification.  We'll make
                  corresponding changes for all of our other fund prospectuses as well.

Comment 10:       Prospectus and SAI
--------------------------------------------------------------------------------
Comment:          Include updated financial information with the 485(b) filing that responds to SEC comments.

Response:         We will include the updated financial information as planned, and in response to the comment.



Comment 11:       Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:
o                 The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o                 Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o                 The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department